UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild” or the “Company”). The address of the Company’s principal executive office is 3030 Orchard Parkway, San Jose, California, 95134. The telephone number of the Company’s principal executive office is (408) 822-2000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $.01 per share (each such share, a “Share,” and collectively, the “Shares”). As of November 30, 2015, there were 113,427,322 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Falcon Operations Sub, Inc. (“Acquisition Sub”), a Delaware corporation and direct wholly owned subsidiary of ON Semiconductor Corporation (“ON Semiconductor”), a Delaware corporation, to purchase all of the outstanding Shares at a price per Share equal to $20.00 (the “Offer Price”), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2015 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The consummation of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares that (together with the Shares then owned by ON Semiconductor and Acquisition Sub, if any) represents at least a majority of the then-outstanding Shares. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub and ON Semiconductor with the Securities and Exchange Commission (the “SEC”) on December 4, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 18, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, ON Semiconductor and Acquisition Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Acquisition Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of ON Semiconductor (the “Surviving Corporation”). Because the Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) by the Company as treasury stock and by ON Semiconductor or Acquisition Sub (or any other wholly owned subsidiary of ON Semiconductor), which Shares shall be cancelled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Section 262 of the DGCL in connection with the Merger) will be cancelled and automatically converted into the right to receive the Offer Price, without interest and less any applicable taxes required to be withheld.

Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on December 4, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at midnight, New York City time, at the time that is one (1) minute following 11:59 p.m., New York City time, on January 5, 2016.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of ON Semiconductor and Acquisition Sub are located at 5005 East McDowell Road, Phoenix, Arizona 85008.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) ON Semiconductor or its respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and ON Semiconductor.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights and obligations among the Company, ON Semiconductor and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with additional information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to ON Semiconductor and Acquisition Sub in connection with the execution and delivery of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, ON Semiconductor and Acquisition Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, ON Semiconductor and Acquisition Sub, rather than establishing matters of fact, and those representations and warranties may include standards of materiality and other qualifications and limitations in a way that is different from those generally applicable to public disclosures to stockholders. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that ON Semiconductor and the Company publicly file.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and the Offer to Purchase, copies of which are filed as Exhibits (e)(1) and (a)(1)(A), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Confidentiality Agreements

The Company and ON Semiconductor entered into a confidentiality agreement, dated September 14, 2015 (as amended or supplemented from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, each party agreed to keep confidential, subject to certain exceptions provided for in the Confidentiality Agreement, information furnished by the disclosing party or any of its affiliates or representatives to the receiving party or any of its affiliates or representatives and to use such information solely for the purpose of evaluating or negotiating a potential negotiated transaction between ON Semiconductor and the Company.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

On October 26, 2015, the Company and ON Semiconductor entered into the Clean Team Confidentiality Agreement, under which the Company granted certain permitted representatives of ON Semiconductor access to proprietary, secret and confidential information on financial, management and operational issues related to the Company’s business. Under the terms of the Clean Team Confidentiality Agreement, ON Semiconductor agreed to use the information only in connection with evaluating, proposing and furthering a potential transaction between ON Semiconductor and the Company.

The foregoing summary of the Clean Team Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Clean Team Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related Transactions.

Effect of the Merger on Company Shares and Equity-Based Incentive Awards

Certain directors and executive officers of the Company hold Shares, Company stock options, Company restricted stock units, Company performance stock units and/or Company deferred units under the Company’s directors’ compensation plan. In addition, the Company’s Chairman, President and Chief Executive Officer, Mark S. Thompson, is party to a long-term incentive award agreement that is expected to vest in full before the consummation of the Transactions but, to the extent unvested, would vest in full and settle in connection with the consummation of the Transactions.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Equity-Based Incentive Awards

Stock Options. Pursuant to the Merger Agreement, each Company stock option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Offer Price, without interest (the “Merger Consideration”) over the exercise price per Share under such Company stock option by (ii) the total number of Shares subject to such Company stock option, which cash amount shall be paid, less any required withholding taxes, within five business days following the Effective Time.

Restricted Stock Units. Pursuant to the Merger Agreement, each Company restricted stock unit outstanding immediately prior to the Effective Time, whether vested or unvested, shall become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company restricted stock unit by (ii) the Merger Consideration, which cash amount shall be paid, less any required withholding taxes, within five business days following the Effective Time (or such later date as required to avoid additional taxes and penalties under applicable tax laws).

Performance Units. Pursuant to the Merger Agreement, each Company performance unit outstanding immediately prior to the Effective Time, whether vested or unvested, shall become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Company Shares subject to such Company performance unit by (ii) the Merger Consideration, which cash amount shall be paid, less any required withholding taxes, within five business days following the Effective Time (or such later date as required to avoid additional taxes and penalties under applicable tax laws). In the case of Company performance units that are subject to performance periods that are ongoing as of the Effective Time, performance conditions shall be deemed satisfied at the greater of target and actual performance as of the Effective Time.

Deferred Stock Units. Pursuant to the Merger Agreement, each Company deferred stock unit outstanding immediately prior to the Effective Time, whether vested or unvested, shall become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Company Shares subject to such Company deferred stock unit by (ii) the Merger Consideration, which cash amount shall be paid, less any required withholding taxes, within five business days following the Effective Time (or such later date as required to avoid additional taxes and penalties under applicable tax laws).

Long-Term Incentive Award. Pursuant to the Merger Agreement, if the long-term incentive award held by Mr. Thompson has not vested as of the Effective Time, such award shall become fully vested as of the Effective Time. The cash-based portion of such award shall be settled within five calendar days following the Effective Time, while the portion of such award that settles in restricted stock units shall be converted into a cash payment in the same manner as other restricted stock units described above. If any performance period applicable to the long-term incentive award is ongoing as of the Effective Time, performance conditions for that performance period shall be deemed satisfied at the greater of target and actual performance as of immediately prior to the Effective Time.

For an estimate of the amounts that would become payable to each of the Company’s named executive officers on settlement of their unvested equity-based awards, see “—Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers” below. We estimate that the amount that would become payable to the Company’s four other executive officers (Steve Fu, Marion Limmer, Gaurang Shah and

Wei-Chung Wang) on settlement of their unvested equity-based awards if the Offer closed and the Effective Time occurred on December 4, 2015, and based on a price of $20.00 per Share, is $8,361,705 in the aggregate. We estimate that the aggregate amount that would become payable to all of the Company’s non-employee directors on settlement of their unvested equity-based awards if the Offer closed and the Effective Time occurred on December 4, 2015, and based on a price of $20.00 per Share, is $3,247,480 (this amount does not include vested deferred stock units that have been deferred).

Change in Control Severance Plan

The Company adopted the Change in Control Severance Plan intended to better align the Company’s change in control severance benefits with those provided at peer companies. The plan provides certain additional protections to certain employees of the Company, including the executive officers (other than Mr. Thompson), which are applicable to the Transactions. Under the plan, upon a termination of employment without Cause (as defined in the plan) by the Company or for Good Reason (as defined in the plan) by the executive officer, in either case within two years following a change in control (which is defined to include the closing of the Offer and the occurrence of the Effective Time), subject to the execution of a customary release of claims, the Company’s executive officers (other than Mr. Thompson) would be entitled to the following compensation and benefits:

•	a lump sum severance payment equal to the sum of the executive officer’s base salary and target annual incentive opportunity;

•	a lump sum payment of the executive officer’s annual incentive award for the year in which termination occurs, determined assuming achievement of target performance and prorated to reflect the portion of the year in which the executive was employed before termination;

•	a lump sum payment of any annual incentive that has been earned but not yet paid in respect of any performance period that has concluded as of the executive officer’s termination of employment; and

•	the payment of health insurance premiums under COBRA for 12 months following the date of termination for the executive officer and his or her eligible dependents, provided that all such premium payments will cease if the executive officer becomes entitled to receive health insurance coverage under another employer-provided plan.

If any payments under the plan are subject to an excise tax under Section 4999 of the Internal Revenue Code, such payments will be reduced to the extent that such reduction would result in a greater benefit to the executive officer after payment of all taxes by the executive officer (including any excise taxes on “excess parachute payments” under Section 4999 of the Internal Revenue Code). In addition, the executive officers generally will be entitled to reimbursement of any legal fees they incur in seeking to enforce any right or benefit under the plan.

For an estimate of the value of the payments and benefits described above that would become payable under the plan to each of the Company’s named executive officers, see “—Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers” below. We estimate that the amount of payments and benefits described above that would become payable to the Company’s four other executive officers if the Effective Time were December 4, 2015 and they all experienced a Qualifying Termination (as defined in the plan) at such time is $3,057,909 in aggregate.

Employment Agreement with Mark S. Thompson

The Company is party to an employment agreement with its Chairman, President and Chief Executive Officer, Mark S. Thompson, as amended on November 15, 2015 to, among other things, conform to certain provisions of the Company’s Change in Control Severance Plan described above. Under the employment agreement, upon a termination of employment without Cause (as defined in the agreement) by the Company or for Good Reason (as defined in the agreement) by Mr. Thompson, in either case within six months prior to, or one year following, a change in control (which is defined to include the closing of the Offer and the occurrence of the Effective Time), subject to the execution of a release of claims, Mr. Thompson would be entitled to the following compensation and benefits:

•	a lump sum severance payment equal to the product obtained by multiplying (a) 3 by (b) the sum of Mr. Thompson’s base salary and target annual incentive opportunity (provided, that if annual incentives for the year of termination are subsequently paid at a level greater than target, Mr. Thompson shall receive an additional payment equal to (i) the severance that would have been paid to Mr. Thompson had such severance been based on such greater level over (ii) the severance paid to Mr. Thompson based on such target level);

•	a lump sum payment of Mr. Thompson’s annual incentive award for the year in which termination occurs, determined assuming achievement of target performance and prorated to reflect the portion of the year in which Mr. Thompson was employed before termination;

•	a lump sum payment of any annual incentive that has been earned but not yet paid in respect of any performance period that has concluded as of Mr. Thompson’s termination of employment;

•	the payment of health insurance premiums under COBRA for two years following the date of termination for Mr. Thompson and his eligible dependents; and

•	the immediate vesting of any equity-based incentive awards held by Mr. Thompson as of his termination of employment.

If any payments under the agreement are subject to an excise tax under Section 4999 of the Internal Revenue Code, such payments will be reduced to the extent that such reduction would result in a greater benefit to Mr. Thompson after payment of all taxes by him (including any excise taxes on “excess parachute payments” under Section 4999 of the Internal Revenue Code). In addition, Mr. Thompson generally will be entitled to reimbursement of any legal fees he incurs in seeking to enforce any right or benefit under the agreement.

For an estimate of the value of the payments and benefits described above that would become payable under the agreement to Mr. Thompson, see “—Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers” below.

Incentive Bonus Award

The Company is party to an incentive award with its Senior Vice President and Chief Strategy Officer, Steve Fu, which provides for a one-time $500,000 cash incentive award upon the consummation of a change in control (which is defined to include the closing of the Offer and the occurrence of the Effective Time) subject to certain conditions.

Retention Program

In connection with the Merger, the Company intends to establish a cash-based retention award program for the benefit of certain of its employees, which may include executive officers. The aggregate amount of the retention award pool is expected to be $15 million. Any amounts from the retention award pool will be paid immediately prior to the Effective Time or upon an earlier qualifying termination of employment. Individual retention awards under the retention program will be allocated among employees of the Company and its subsidiaries identified, and in the amounts and on the terms determined, by the Chief Executive Officer of the Company (or his designee). If a retention award or portion thereof is forfeited by a participant, the Chief Executive Officer of the Company (or his designee) may reallocate the retention award (or unpaid portion thereof) to existing employees or new hires of the Company and its subsidiaries.

Continuing Employee Benefits

Pursuant to the Merger Agreement, ON Semiconductor has agreed that it will, or it will cause the Surviving Corporation to, assume, honor and fulfill all of the Company’s employee benefit plans and arrangements in accordance with their terms as in effect immediately prior to the date of the Merger Agreement. Effective as of the Effective Time and for a period of no less than one year thereafter, ON Semiconductor will provide, or cause the Surviving Corporation to provide, to each employee of the Company and/or its subsidiaries who continues to be employed by ON Semiconductor or the Surviving Corporation or any of their subsidiaries (each, a “continuing employee”) (i) annual rates of base salaries or wage levels and annual target cash incentive opportunities, in each case, no less favorable than those provided to the continuing employees by the Company and its subsidiaries as of immediately prior to the Effective Time; (ii) equity-incentive compensation opportunities that, in each case, are no less favorable than those provided to similarly situated employees of ON Semiconductor and its subsidiaries and (iii) all other compensation and employee benefits that are, in the aggregate, no less favorable than those provided to employees of ON Semiconductor and its subsidiaries.

In addition, ON Semiconductor has agreed that it will, and will cause the Surviving Corporation to, for one year, provide any continuing employee who experiences a termination of employment under circumstances that would have entitled such continuing employee to severance benefits under either the severance plan or policy of the Company and its subsidiaries applicable to such continuing employee immediately prior to the Effective Time or a severance plan or policy of ON Semiconductor and its subsidiaries applicable to similarly situated employees of ON Semiconductor and its subsidiaries at the time of such termination, with severance benefits at a level at least equal to the greater of those that would have been provided under either such severance plan or policy.

For all purposes under the employee benefit plans of ON Semiconductor and its subsidiaries providing benefits to any continuing employees after the Effective Time (the “New Plans”), ON Semiconductor has agreed to ensure that each continuing employee will be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such continuing employee was entitled, before the Effective Time, to credit for such service under any similar Company benefit plan in which such continuing employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing will not apply (i) to the extent that its application would result in a duplication of benefits, (ii) with respect to benefit accruals under a defined benefit pension plan or retiree welfare benefit plan, or (iii) with respect to any newly established New Plan for which prior service is not taken into account for employees of ON Semiconductor or any of its affiliates. In addition, to the extent permitted under applicable law, (x) each continuing employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company benefit plan in which such continuing employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (y) for purposes of each New Plan providing welfare benefits (including medical, dental, pharmaceutical and/or vision benefits) to any continuing employee, ON Semiconductor will use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its subsidiaries in which such employee participated immediately prior to the Effective Time, and ON Semiconductor will use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Quantification of Potential Payments to the Company’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosures of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions and assumes, among other things, that the named executive officers will incur a severance-qualifying termination of employment immediately following the completion of the Transactions. For additional details regarding the terms of the payments described below, see the discussion above.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the closing of the Offer and consummation of the Merger. For purposes of calculating such amounts, we have assumed:

•	December 4, 2015 as the date of the closing of the Offer and occurrence of the Effective Time, and

•	a termination of each named executive officer’s employment by the Company without cause or as a result of the executive’s resignation for good reason immediately following the Effective Time.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Named Executive Officers(4)
Mark S. Thompson	8,795,777	14,976,518	29,573	23,801,868
Mark S. Frey	1,091,074	3,547,460	12,762	4,651,296
Chris Allexandre	784,941	2,445,000	21,461	3,251,402
Paul D. Delva	695,376	2,015,940	17,791	2,729,107

(1)	The cash amount payable to the named executive officers consists of the following components:

(a)	(i) under his employment agreement, Mr. Thompson would be entitled to a lump sum severance payment equal to three times the sum of Mr. Thompson’s base salary and target annual incentive opportunity, and (ii) under the Change in Control Severance Plan, the other named executive officers would be entitled to a lump sum severance payment equal to the sum of the named executive officer’s base salary and target annual incentive opportunity;
(b)	a lump sum payment of the named executive officer’s annual incentive award for the year in which termination occurred, determined assuming achievement of target performance and prorated to reflect the portion of the year in which the executive was employed before termination; and
(c)	the portion of Mr. Thompson’s long-term incentive award that has not vested and settled as of the closing of the Offer and occurrence of the Effective Time that will settle in cash (based on the assumptions described further in note (2) below).

The components of the cash amount described in items (a) and (b) above are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment following the consummation of the Merger). As a condition of receiving such compensation, each named executive officer must execute a release of claims. The cash-settled portion of Mr. Thompson’s long-term incentive award described in item (c) above is payable automatically upon the closing of the Offer and occurrence of the Effective Time (whether or not Mr. Thompson’s employment is terminated). The estimated amount of each component of the cash payment is set forth in the table below.

Name	Severance Payment ($)	Prorated Bonus ($)	Long-Term Incentive Award ($)
Named Executive Officers
Mark S. Thompson	5,812,500	1,073,322	1,909,955
Mark S. Frey	759,089	331,985	—
Chris Allexandre	568,725	216,216	—
Paul D. Delva	516,535	178,841	—

(2)	As described in more detail in “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Company Shares and Equity-Based Incentive Awards,” upon the closing of the Offer and the occurrence of the Effective Time, each outstanding restricted stock unit and performance unit held by the named executive officers will automatically vest (whether or not the named executive officer’s employment is terminated) and be cancelled and converted into the right to receive the Merger Consideration. For performance-based awards with an incomplete performance period, performance will be deemed satisfied at the greater of target and actual performance. In addition, any portion of Mr. Thompson’s long-term incentive award that has not vested and settled as of the closing of the Offer and the occurrence of the Effective Time will vest and settle, in the case of any performance periods that are incomplete as of such time, based on the greater of target and actual performance, and the portion of such award paid in the form of restricted stock units will vest and be cancelled in the same manner as other restricted stock units. The “Long-Term Incentive Award” column of the table below reflects the estimated value of both restricted stock units that have been granted and that would be granted (based on the assumptions described herein) under Mr. Thompson’s long-term incentive award, in each case, as of December 4, 2015. The portion of Mr. Thompson’s long-term incentive award that is settled in cash is described in note (1)(c) above. The amounts above and in the table below assume a price of $20.00 per Share and that any performance conditions that apply to performance periods that are incomplete as of December 4, 2015 are satisfied at target levels. As of December 4, 2015, none of the named executive officers held stock options or deferred stock units.

Name	Restricted Stock Units ($)	Performance Units ($)	Long-Term Incentive Award ($)
Named Executive Officers
Mark S. Thompson	6,500,000	6,149,940	2,326,578
Mark S. Frey	1,912,500	1,634,960	—
Chris Allexandre	1,575,000	870,000	—
Paul D. Delva	1,100,000	915,940	—

(3)	Upon a qualifying termination of employment, (a) under his employment agreement, Mr. Thompson and his eligible dependents would be entitled to continued health care benefits for two years following his termination of employment, and (b) under the Change in Control Severance Plan, the other named executive officers and their eligible dependents would be entitled to continued health care benefits for one year. Such benefits are double-trigger and subject to the same conditions as the cash severance payment described above.
(4)	This table does not include former executive officers Vijay Ullal and Kevin B. London who are not entitled to any compensation or benefits in connection with the Offer or the Merger, other than any interests that they might have in their capacities as stockholders of the Company.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from ON Semiconductor or the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Effect of the Merger on Director and Officer Indemnification and Insurance

Until the sixth anniversary of the Effective Time, ON Semiconductor and the Surviving Corporation will indemnify and hold harmless all past and present directors, officers and employees of the Company or any of its subsidiaries (each, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to the fullest extent permitted by law, subject to certain undertakings), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement, in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Offer, the Merger or any of the other Transactions), asserted or claimed against the applicable Indemnified Party, whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director, employee or other fiduciary of the Company or any of the Company Subsidiaries prior to the Effective Time or of any person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the fullest extent permitted by law or provided pursuant to the Company’s Third Restated Certificate of Incorporation and bylaws, or those of any of its subsidiaries, or any indemnification agreements in existence on the date of the Merger Agreement. Indemnification shall continue until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto, provided that it is sought in accordance with the terms of the Merger Agreement, including the time restrictions therein.

ON Semiconductor will also cause the Surviving Corporation to provide for an aggregate period of not less than six years from the Effective Time the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the Company’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided that the Surviving Corporation shall not be required to spend in excess of 300% of the annual premiums currently paid by the Company for such insurance.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on November 17, 2015, after careful consideration, the Board, among other things, unanimously (i) determined that the terms of the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) adopted and approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Acquisition Sub in the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer.

A copy of a joint press release issued by Fairchild and ON Semiconductor, dated November 18, 2015, announcing entry into the Merger Agreement is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

The Board and the Company’s management team regularly review and assess the Company’s business strategies and objectives, and the Board regularly reviews and discusses the Company’s performance, risks and opportunities, all with the goal of enhancing stockholder value. The Board and the Company’s management team regularly review and evaluate various strategic alternatives as part of these ongoing efforts, taking into account expected economic, competitive and other market conditions, including in response to approaches by other companies and their representatives regarding possible transactions. These strategic alternatives include the continued operation of the Company as an independent, standalone company, acquiring new businesses to complement or expand existing businesses of the Company, separating one or more of the Company’s businesses, and entering into strategic partnerships or other investments with respect to one or more of the Company’s businesses.

On April 24, 2015, Party A’s chief executive officer spoke to Mr. Thompson and informed him that Party A would be interested in discussing a strategic business combination between Party A and the Company. On April 25, 2015, Mr. Thompson updated the Board on the conversation that he had had with Party A’s chief executive officer, and representatives of Goldman, Sachs & Co. (“Goldman Sachs”), about Party A’s expression of interest. Mr. Thompson advised the Board that he was scheduled to have a follow-up conversation with the chief executive officer of Party A regarding its potential interest in the Company.

On May 19, 2015, the Board reviewed the general landscape for mergers and acquisitions in the semiconductor industry with representatives of management and Goldman Sachs. In addition, Mr. Thompson and the directors discussed Party A’s interest and Mr. Thompson’s upcoming meeting with the chief executive officer of Party A.

On May 22, 2015, Party A’s chief executive officer and Mr. Thompson met. Party A’s chief executive officer and Mr. Thompson discussed business and industry trends and their respective companies as well as whether the companies should schedule follow-up discussions about a potential transaction. Later on May 22, Mr. Thompson advised the Board about the meeting.

On May 26, 2015, at a meeting of the Board, Mr. Thompson reported that he discussed with Party A’s chief executive officer the possibility of holding additional exploratory discussions with a small group of senior executives from each company. Following discussion among the members of the Board about a potential transaction, the Board authorized Mr. Thompson to continue to engage with Party A. The Board then had a discussion about engaging a financial advisor and a legal advisor to assist the Company with a potential transaction with Party A or to explore strategic alternatives. The Board selected Goldman Sachs as its financial advisor based on, among other factors, Goldman Sachs’ reputation, experience in mergers and acquisitions, valuations, financing and capital markets and its familiarity with the Company and the Company’s strategic goals and the industries in which it competes. The Board also selected Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) as its legal advisor.

On June 12, 2015, at a meeting of the Board, the Board had a general discussion about the process that it would follow and determined that the Board should establish a transaction committee that would, among other matters, receive regular updates on the process, liaise with the Company’s outside advisors, and provide strategic advice to management with respect to a potential transaction on a regular basis. As a result of this discussion, the Board established a transaction committee (the “Transaction Committee”) comprised of Mr. Klebe, Ms. Lego and Mr. McGarity to review, with the assistance of management and the Company’s outside advisors, the Company’s strategic alternatives, including the potential interest of Party A and continuing operations as an independent entity, and to report to the full Board at regular or special meetings on such matters.

On June 24, 2015, the Board met to discuss and receive an update on the potential interest of Party A. Representatives of Wachtell Lipton discussed the legal standards applicable to Board conduct in the context of a potential acquisition. Representatives of Goldman Sachs also reviewed with the Board management’s current standalone strategy and management’s current expectations of the Company’s performance under its standalone plan.

On June 30, 2015, the Company entered into a customary confidentiality agreement with Party A permitting the exchange of confidential information between them.

On July 3, 2015, at a meeting of the Board, Mr. Thompson informed the Board of the expected timeline of a potential transaction with Party A and that senior executives from each company planned to meet at the beginning of the next week.

On July 6 and July 7, 2015, senior management of the Company met with senior management of Party A to discuss a potential strategic combination. Party A indicated that it intended to submit a proposal by the end of the month. Over the course of the next few weeks, representatives of the Company provided Party A with additional due diligence materials.

At a Board meeting on July 8, 2015, Mr. Thompson reviewed the discussions that had taken place to date with Party A. The Board asked questions about Party A’s level of interest and the potential synergies of a transaction with Party A. The Board also discussed the pros and cons of contacting other potential acquirors and concluded that it should defer any outreach until it had received and had an opportunity to evaluate Party A’s proposal.

On July 17, 2015, the Board met and received an update from Mr. Thompson with respect to the ongoing discussions with Party A. Representatives of Goldman Sachs also reviewed the potential timeline for a transaction with Party A and the potential responses that the Board could have to Party A’s potential proposal based on the previous discussions with the Board. The Board also discussed other companies that could have serious interest in a strategic transaction with the Company.

On July 27, 2015, Party A’s chief executive officer informed Mr. Thompson that Party A would be unlikely to submit a proposal for a strategic combination by the end of the month. Mr. Thompson updated the Transaction Committee on this development at a meeting on July 29, 2015.

On August 14, 2015, Party B’s chief executive officer sent Mr. Thompson an email asking to meet and discuss industry-related topics.

On August 17, 2015, ON Semiconductor’s chief executive officer, Keith Jackson, called Mr. Thompson asking to meet and discuss industry-related topics.

On August 18, 2015, Mr. Thompson reported to the Board that he had received an email from Party B and a call from Mr. Jackson. Mr. Thompson also told the Board that he had scheduled meetings with the chief executive officer of Party B on August 20 and with Mr. Jackson on August 26.

On August 20, 2015, Mr. Thompson met with the chief executive officer of Party B. Party B’s chief executive officer indicated that Party B was considering various strategic options, including a possible transaction with a party like the Company.

On August 26, 2015, Mr. Thompson met with Mr. Jackson. Mr. Jackson indicated that ON Semiconductor would submit an indicative proposal to acquire the Company in the middle of September. On the same day, following his discussions with Mr. Jackson, Mr. Thompson updated the Board with respect to his meeting with Party B and Mr. Jackson.

On September 14, 2015, the Company executed a confidentiality agreement with ON Semiconductor permitting the exchange of confidential information. On the same day, ON Semiconductor submitted to the Company a preliminary proposal for an all-cash offer to acquire the Company at a purchase price of $17.00 to $18.00 per Share, subject to customary conditions, including further due diligence and the negotiation of definitive agreements.

On September 15, 2015, the Board met to discuss ON Semiconductor’s proposal. The Board discussed potential responses to the proposal, but determined to defer a final decision on its response until further discussion with Goldman Sachs regarding the terms of the proposal. The Board also authorized Mr. Thompson to inform Party A that the Board may start discussing a transaction with other parties. Later that day, Mr. Thompson informed the chief executive officer of Party A that the Board would consider pursuing a transaction with other parties.

On September 17, 2015, Mr. Thompson met with Party A’s chief executive officer who advised Mr. Thompson that Party A would provide the Company with an indication of interest by the end of the month and that Party A would be prepared at that time to share the general parameters of a potential transaction.

On September 22, 2015, the Board met to complete its initial review of a potential transaction in light of the proposal that it had received from ON Semiconductor and the discussions that had taken place over the summer with Party A. In the course of its discussions, the Board also considered other potential transaction partners identified by Goldman Sachs and management (including Party B). As a result of this meeting, the Board determined to explore a potential transaction with ON Semiconductor and to continue to engage with Party A. The Board instructed Mr. Thompson to communicate to ON Semiconductor that its offer was inadequate.

On September 23, 2015, Mr. Thompson spoke with Mr. Jackson about ON Semiconductor’s proposal. Mr. Thompson informed Mr. Jackson that ON Semiconductor’s offer was too low to be of interest to the Board. Mr. Jackson indicated that ON Semiconductor might be able to increase its offer after further due diligence.

On September 24, 2015, Mr. Thompson invited Mr. Jackson to meet with representatives of the Company.

On September 28, 2015, senior management of Party A and the Company met again. Representatives of Party A indicated that Party A intended to provide a written offer to the Company in the first week of November, 2015, and that the purchase price in the offer would reflect a 30% premium and be comprised of cash and stock.

On September 29, 2015, senior management of ON Semiconductor and the Company and representatives of Goldman Sachs and Deutsche Bank Securities Inc. (“Deutsche Bank”), ON Semiconductor’s financial advisor, met to discuss ON Semiconductor’s proposal and the possibility of a transaction, and to conduct preliminary due diligence investigations.

On October 1, 2015, the Board met and received an update from management and its advisors with respect to the ongoing discussions with ON Semiconductor and Party A. The Board also continued to discuss the possibility of seeking interest from other potential acquirors in light of the potential risks of doing so, including the likelihood that any such partners might not have sufficient interest in proceeding with a transaction, as well as risks from a confidentiality, competitive, and employee retention perspective of approaching other potential transaction partners. The Board concluded, following discussion with management and representatives of Goldman Sachs, that Party A and ON Semiconductor were the two most logical buyers of the Company from a financial, strategic and regulatory perspective, and that the benefits of limiting the process at that time to these prospective buyers outweighed the limited expected benefits that the Company might obtain from reaching out to a broader group of potential acquirors. Therefore, the Board determined that the Company should continue to engage with only ON Semiconductor and Party A, but that it would reevaluate this approach if it received an updated proposal from ON Semiconductor.

On October 6, 2015, a representative of the Company received an email from a representative of Party D to express Party D’s interest in setting up a time to discuss if the Company was considering strategic options.

On October 7, 2015, representatives of Goldman Sachs received a call from a representative of Party D to express Party D’s interest in a potential transaction. Representatives of Goldman Sachs informed Mr. Thompson about Party D’s call.

On October 8, 2015, ON Semiconductor submitted an updated proposal indicating its interest in acquiring the Company in an all-cash transaction for $19.00 per Share, subject to customary conditions, including the completion of due diligence and the negotiation of definitive transaction documents. The proposal also stated that any transaction with the Company would not contain a financing condition.

On October 8, 2015, the Transaction Committee met to discuss Party D’s outreach and ON Semiconductor’s revised proposal. At that time, the Transaction Committee authorized Mr. Thompson to contact a limited number of other potential acquirors and to respond to Party D’s inquiry. After discussion, the Transaction Committee determined that Party E and Party F were the most logical additional potential buyers from a financial, strategic and regulatory perspective and authorized the Company to contact those parties.

On October 9, 2015, Mr. Thompson called Mr. Jackson to discuss the Transaction Committee’s reaction to ON Semiconductor’s proposal. Mr. Thompson indicated that the Company was authorized to continue to engage with ON Semiconductor and would provide additional diligence materials, including access to the Company’s online data room.

On October 9, 2015, at the direction of the Company, representatives of Goldman Sachs reached out to Party E. Representatives of Party E indicated that they may be interested in receiving additional information, but that the Company was only one of many potential acquisition opportunities that Party E had been considering. Representatives of Goldman Sachs offered to arrange a meeting between Mr. Thompson and the chief executive officer of Party E. Also on October 9, representatives of Goldman Sachs reached out to Party D. Representatives of Party D indicated that they were interested in receiving additional information.

On October 12, 2015, at a meeting of the Board, Mr. Thompson and representatives of Goldman Sachs updated the Board on the status of discussions with Party D and Party E. Mr. Thompson noted that he would be reaching out to Party F. Mr. Thompson also reviewed the main terms and conditions of ON Semiconductor’s revised proposal. The Board discussed, with input from its financial and legal advisors and management, the potential response to ON Semiconductor’s revised proposal. The Board also discussed the next steps in the process and the current status of the discussions with ON Semiconductor and Party A. The Board also directed representatives of Goldman Sachs to continue working on its preliminary financial analysis of the Company’s standalone strategy.

Also on October 12, 2015, Mr. Thompson reached out to a representative of Party F. A representative of Party F told Mr. Thompson that Party F would consider pursuing a possible transaction with the Company, and that Party F would get back to Mr. Thompson within the next several days.

On October 13, 2015, a representative of Party E indicated to Goldman Sachs that Party E did not have an interest in discussing a potential strategic transaction with the Company. Also on October 13, a representative of Party F informed Mr. Thompson that Party F did not have an interest in discussing a potential strategic transaction with the Company.

On October 14, 2015, the Company entered into a customary confidentiality agreement with Party D permitting the exchange of confidential information between them.

On October 14, 2015, international and national news outlets reported that the Company was engaged in a sale process and in talks with multiple potential acquirors, including ON Semiconductor. The Company’s stock price closed at $16.35, or $2.14 above the opening trading price of the Company’s stock price on that day.

On October 15, 2015, Party B, which Mr. Thompson had spoken to in August, inquired with Goldman Sachs as to a potential merger of equals with the Company. A representative of Goldman Sachs informed representatives of the Company about Party B’s potential interest.

On October 18, 2015, senior management of Party D and the Company and their respective advisors met to discuss a potential transaction.

In addition, on the same day, representatives of Goldman Sachs received an inquiry from Party G about its interest in acquiring the Company.

On October 20, 2015, the Transaction Committee met to receive an update on the process. Mr. Thompson informed the Transaction Committee that neither Party E nor Party F was interested in a transaction with the Company. In addition, the Transaction Committee and representatives of the Company discussed Party B’s interest in a merger of equals and Party G’s interest in a transaction, but deferred any decisions until it had an opportunity to discuss the matter with the full Board.

On October 22, 2015, at a meeting of the Board, Mr. Thompson updated the Board with respect to the ongoing process. Mr. Thompson reported that neither Party E nor Party F was interested in discussing a potential strategic transaction. Mr. Thompson also informed the Board that representatives of Goldman Sachs had been contacted by Party B and Party G. The Board, with input from management, discussed a potential transaction with Party B but agreed, based on its discussions and prior analyses, that it would not be in the best interests of the Company and its stockholders to consider a merger of equals with Party B. The Board also discussed a potential transaction with Party G and authorized the Company to engage with Party G. In addition, the Board directed management and the Company’s advisors to continue working with Party A, ON Semiconductor and Party D. The Board also discussed the importance of having a certain end date to the process because of the risks and costs associated with an exploration of a transaction with multiple parties, including the significant amount of time and resources that senior management had been and would continue to be required to dedicate to the process, as well as the risk that interested parties would lose patience with an extended process and withdraw from the process. The Board also considered the possibility that, if the Company entered into a transaction with an interested party at an agreed price, other interested parties could still seek to acquire the Company by offering a higher price than the agreed price. The Board determined that the process should come to a conclusion in mid-November.

On October 26, 2015, Party D sent the Company a proposal expressing Party D’s interest in acquiring the Company in an all-cash transaction for $18.00 per Share, subject to customary conditions, including further due diligence and the negotiation of definitive documents.

On October 26, 2015, the Company sent ON Semiconductor, and on October 27, 2015, the Company sent Party D, a letter, in each case, requesting that each party submit its best and final offer for a strategic business combination on November 12, 2015, along the lines described in their respective proposals. The letters provided that ON Semiconductor and Party D should submit markups of proposed definitive acquisition agreements that would be provided by the Company, and that the offer must not have any financing contingencies. Over the course of the next couple of weeks, representatives of ON Semiconductor and Party D conducted additional due diligence investigations of the Company. The Company and its advisors participated in a number of calls with each of these parties.

On October 27, 2015, international and national news outlets reported that Party A was interested in acquiring the Company. In addition, on the same day, the Company executed a confidentiality agreement with Party G permitting the exchange of confidential information between them.

On October 28, 2015, at a meeting of the Board, representatives of Goldman Sachs provided the Board with an update on the process and due diligence efforts that had been undertaken to date. With management and its advisors, the Board discussed the proposal it had received from Party D, the upcoming meetings with Party G and Party G’s level of interest in the Company, and Party A’s lack of active participation in the process in light of the recent news leaks. Finally, representatives of Wachtell Lipton also reviewed with the Board the terms of the draft merger agreement that the Company proposed to make available to ON Semiconductor and Party D. Also on October 28, representatives of Goldman Sachs received a call from a representative of Party D, indicating that Party D would need until November 17, 2015 to obtain the necessary internal approvals to submit a final proposal. Representatives of Goldman Sachs encouraged Party D to submit an indication of the final proposal value with a markup of the proposed definitive agreement by November 12, 2015.

On October 29, 2015, Party A held its third quarter earnings call. During a question and answer session, Party A’s chief executive officer was asked about the media reports stating that Party A was interested in acquiring the Company. Party A’s chief executive officer stated that Party A did not have any current plans to make an offer for the Company.

Also on October 29, 2015, the Company sent Party G a letter inviting it to submit its best and final offer for a strategic business combination on November 12, 2015. The letter provided that Party G should submit markups of proposed definitive agreements that would be provided by the Company, that their legal counsel should reach out to Wachtell Lipton to discuss any questions as well as any potential or proposed changes to the draft merger agreement, and that the offer must not have any financing contingencies. In response, Party G indicated that it would like to partner with a state-owned corporation (the “State Sponsor”) and with one of the State Sponsor’s subsidiaries that owned assets in the semiconductor industry (such subsidiary together with the State Sponsor and Party G, the “Party G Group”). The Company consented to the Party G Group working together. Over the next couple of weeks, the Party G Group conducted customary due diligence investigations with respect to the Company.

In addition, later that evening, the Company uploaded a draft merger agreement to the Company’s online data room for ON Semiconductor and Party D to review. The draft merger agreement contemplated a tender offer by a wholly owned subsidiary of the counterparty for all of the outstanding Shares, to be promptly followed by a merger in which the Shares not tendered in the offer would be entitled to receive the same price per Share. The draft agreement provided, among other things, for (1) the payment by the Company of a termination fee under circumstances related to a change of recommendation by the Board or the consummation of an alternative transaction by the Company, and (2) the payment by the counterparty of a reverse termination fee under circumstances primarily related to the failure to obtain required antitrust approvals.

On October 30, 2015, senior managers of the Party G Group and the Company and their respective advisors met to discuss a potential strategic combination. Following these conversations, the Party G Group continued to conduct its due diligence investigations.

On November 2, 2015, the Party G Group submitted a proposal expressing interest in acquiring the Company at a purchase price in the range of $18.00 to $20.20 per Share, subject to customary conditions, including the completion of due diligence and the negotiation of definitive transaction documents. The proposal also stated that the Party G Group did not plan to include a financing condition in the definitive documentation. The proposal acknowledged the Company’s requested November 12, 2015 best and final bid deadline, but indicated that the Party G Group would have difficulty in providing a final proposal by that date.

Also on November 2, 2015, representatives of Wachtell Lipton spoke with legal counsel to the Party G Group. They discussed questions raised by representatives of Wachtell Lipton about the ownership structure of the parties in the Party G Group (including whether Party G was also state-owned), whether the Party G Group had completed acquisitions in the U.S. or held assets in the U.S., and about the source of funds that the Party G Group would use in connection with a transaction.

Later on November 2, 2015, the Company uploaded a draft merger agreement to the data room for the Party G Group that included provisions to address the facts, circumstances and risks presented by a potential strategic combination with the Party G Group (including a provision that would require the Party G Group to enter into letters of credit, so as to ensure the enforceability of the Party G Group’s obligations under the merger agreement despite the absence of identified assets in the U.S.).

On November 2 and November 3, 2015, representatives of the Company and ON Semiconductor discussed due diligence matters. Also on November 3, 2015, Mr. Jackson and Mr. Thompson discussed the potential transaction between ON Semiconductor and Fairchild. Representatives of Deutsche Bank and Goldman Sachs conferred to discuss the progress on due diligence and process timing.

On November 4, 2015, representatives of Goldman Sachs received an inquiry from Party H about having discussions with the Company about a potential transaction.

Also on November 4, 2015, at a meeting of the Board, Mr. Thompson and representatives of Goldman Sachs provided the Board with an update on the process. Mr. Thompson informed the Board that, based on the limited outreach by Party A over the last couple of weeks and the public statement by Party A’s chief executive officer with respect to a transaction with the Company, he did not expect Party A to submit a proposal. The Board agreed and authorized management and the Company’s advisors to cease discussions with Party A regarding a potential transaction. Mr. Thompson also informed the Board about the outreach made by Party H. The Board authorized management to engage with Party H and to send Party H a confidentiality agreement. The Board then discussed the potential transaction risks and challenges associated with entering into an agreement with a non-U.S., state-owned buyer that had few if any identified assets in the U.S., and that was part of an important state-owned enterprise. Representatives of Wachtell Lipton reviewed with the Board the details of the draft merger agreement distributed to the Party G Group, and how the draft agreement’s specific terms and conditions helped to address the challenges and risks of entering into a transaction with the Party G Group. The Board then discussed these changes with further input from representatives of Wachtell Lipton and management. During the course of the discussion, management also expressed concern, based on conversations it had with senior managers of the Party G Group, regarding the Party G Group’s willingness and ability to proceed with a transaction promptly. The Board, along with the Company’s financial and legal advisors, discussed the engagement with the Party G Group. The Board concluded that the Party G Group’s participation in the process on the timeline that had been outlined by the Board could be beneficial but that delaying the process would bring more risk than benefit.

On November 4 and November 5, 2015, representatives of the Company and Party D met to further discuss the strategic business combination and exchange due diligence information.

On November 6, 2015, representatives of the Company and ON Semiconductor discussed certain diligence matters. Also on November 6, legal counsel for ON Semiconductor, Morrison & Foerster LLP (“MoFo”), sent representatives of Wachtell Lipton an initial markup of the draft merger agreement in order to receive feedback on the draft from the Company.

On November 6 and November 7, 2015, representatives of the Company and Party G met to further discuss the strategic business combination and exchange due diligence information.

On November 9, 2015, representatives of MoFo and Wachtell Lipton discussed MoFo’s initial markup of the draft merger agreement.

On November 10, 2015, management and the Company’s advisors updated the Transaction Committee on the due diligence investigations being undertaken by ON Semiconductor, Party D and the Party G Group, and the discussions that representatives of Wachtell Lipton had had with MoFo. Also, during meetings on November 10 and 11, representatives of the Party G Group indicated to representatives of the Company that the Party G Group was subject to a slow internal approval process, and that the Party G Group would likely require additional time beyond the November 12 deadline to submit a final proposal.

On November 11, 2015, at a meeting of the Board, Mr. Thompson provided the Board with an update on the ongoing process. Mr. Thompson informed the Board that ON Semiconductor, Party D and the Party G Group had all undertaken substantial efforts in their due diligence investigations and that the Company expected to receive final proposals from ON Semiconductor and Party D, but not the Party G Group, by the November 12 deadline for best and final offers. Following discussion among the Board, management and the Company’s advisors, the Board reaffirmed its previous decision to keep November 12, 2015 as the bid deadline. At this meeting, Mr. Thompson also informed the Board that Party H never responded to the Company’s request to enter into a confidentiality agreement.

Also on November 11, 2015, Mr. Jackson reached out to Mr. Thompson to reiterate interest in a transaction with the Company and discuss anticipated transaction process and timing. Later on November 11, 2015, representatives of Goldman Sachs and Deutsche Bank discussed the status of the transaction process and anticipated timing.

On November 12, 2015, the Company received a proposal from ON Semiconductor to acquire the Company for $19.50 per Share in cash. ON Semiconductor proposed a markup of the definitive acquisition agreement, indicating that ON Semiconductor was willing to proceed with a transaction that would be structured as a tender offer followed by a second-step merger under Section 251(h) of the DGCL, that the transaction would not contain any financing contingencies and that the transaction would contain a reverse break fee for terminations of the merger agreement related primarily to failure to obtain required antitrust approvals. ON Semiconductor’s proposal also contained a request for exclusivity. Mr. Jackson and Mr. Thompson also discussed the potential transaction. In addition, at the direction of the Company, representatives of Goldman Sachs spoke to Party D’s advisor about its proposal. Party D’s advisor indicated to representatives of Goldman Sachs that Party D was only prepared to proceed with a transaction at $15.50 per Share, which was substantially below its original indication of interest. Party D’s legal counsel provided Wachtell Lipton with a markup of the merger agreement that reflected the terms upon which Party D would be willing to execute a transaction.

Later on November 12, 2015, the Company received another proposal from the Party G Group that indicated it could pay $20.20 “or higher” per Share. In the letter, the Party G Group explained that it would need additional time to submit a final offer for the Company. Wachtell Lipton also received a markup of the definitive acquisition agreement from the Party G Group’s legal counsel. The markup indicated the Party G Group was not willing to execute transaction documents that would require the Party G Group to provide the letters of credit proposed by the Company. In addition, the markup indicated that the Party G Group wanted the transaction structured as a merger, rather than a tender offer followed by a second-step merger under Section 251(h) of the DGCL, as proposed by the Company. The markup also provided that the merger would be conditioned on approval by the Committee on Foreign Investment in the United States (“CFIUS”) as well as on a number of additional government approvals from the Party G Group’s home country. In addition, the markup indicated that the Party G Group wanted the completion of the transaction to be subject to a restructuring of the Company’s Taiwan operations and assets. The Party G Group’s markup of the draft merger agreement also provided for a 2% reverse break fee in the event that the merger agreement were to be terminated for reasons primarily related to antitrust failures.

On November 13, 2015, the Board met to discuss and review the bids and to consider the proposed transaction. Representatives of Wachtell Lipton described for the Board the legal standard applicable to a transaction and reviewed the legal terms of the proposed merger agreements submitted by each of ON Semiconductor, Party D and the Party G Group. Representatives of Goldman Sachs also reviewed and discussed with the Board its preliminary financial analysis of the various proposals and the Company’s standalone strategy. The Company’s management updated the Board on the status of discussions with ON Semiconductor, Party D and the Party G Group since the last meeting of the Board. The Board then discussed the risks posed by the Party G Group’s offer, including the fact that the proposal was still not final, certain regulatory risks associated with entering into a transaction with a non-U.S., state-owned entity, the relatively small reverse termination fee for antitrust failures and the concerns regarding the Company’s ability to enforce the merger agreement and other ancillary transaction agreements. Following the discussion of the proposals with management and its advisors, the Board went into executive session to further discuss the alternatives available to the Company. Following the executive session, the Board unanimously concluded that, based on the offers, including the proposed terms of the transaction documents and the substantially higher execution and enforcement risks with the Party G Group’s proposal, ON Semiconductor’s proposal had a higher certainty of value and therefore should be pursued if higher value could be obtained from ON Semiconductor. Additionally, the Board directed its advisors to seek a “go shop” provision in its discussions with representatives of ON Semiconductor.

Following the meeting, Mr. Thompson reached out to Mr. Jackson to discuss the Board’s reaction to ON Semiconductor’s proposal and Mr. Thompson conveyed the Board’s request for ON Semiconductor to raise its offer to $20.00 or higher per Share. Later on November 13, Mr. Jackson and Mr. Thompson discussed ON Semiconductor’s proposal and Mr. Jackson indicated that ON Semiconductor could raise its proposal to $20.00 per Share in cash, which Mr. Jackson told Mr. Thompson was ON Semiconductor’s best and final offer. Following the discussion, ON Semiconductor sent a revised proposal, reflecting the $20.00 per Share offer. Separately, at the direction of the Company, representatives of Goldman Sachs contacted representatives of Deutsche Bank, who confirmed that $20.00 was ON Semiconductor’s best and final offer. Also on November 13, representatives of Wachtell Lipton sent MoFo a revised draft of the merger agreement that included a “go shop” provision. Later that evening, representatives of MoFo informed representatives of Wachtell Lipton that ON Semiconductor would not proceed with a transaction if the merger agreement contained a “go shop” provision. Over the next several days, representatives of ON Semiconductor, the Company, MoFo, Wachtell Lipton, Deutsche Bank and Goldman Sachs engaged in multiple discussions related to the negotiation of the merger agreement.

On November 15, 2015, the Board met, and Mr. Thompson updated the Board on the status of the discussions with ON Semiconductor. Mr. Thompson explained that he had spoken with Mr. Jackson, who informed Mr. Thompson that ON Semiconductor had concerns about its obligations in the event that ON Semiconductor were to be unable to obtain the proceeds of its financing in the event that its financing sources were unable to honor their financial commitments due to macroeconomic changes in the debt markets or other circumstances outside of ON Semiconductor’s control. The Board discussed the matter with input from management and its advisors, and directed management and its advisors to continue to negotiate with representatives of ON Semiconductor to reach a satisfactory resolution with respect to the matter. Representatives of Goldman Sachs reviewed with the Board Goldman Sachs’ financial analyses of the $20.00 per Share consideration to be paid by ON Semiconductor in the Offer and the Merger. Following further discussion, the Board stated that, subject to satisfactory resolution of the financing matter before the market opened on November 16, it was prepared to approve the transaction. Goldman Sachs rendered to the Board its oral opinion to the effect that, as of the date of its opinion and based on and subject to the factors and assumptions in its opinion and subject to satisfactory resolution of such financing matter and review of the execution version of the merger agreement, the $20.00 in cash per Share to be paid to the holders (other than ON Semiconductor and its affiliates) of Shares pursuant to the merger agreement was fair from a financial point of view to such holders. Following these discussions, the Board determined that, subject to the satisfactory resolution of the financing matter before the market opened on November 16, the proposed transaction with ON Semiconductor was advisable to and in the best interests of the Company and its stockholders, and unanimously voted to approve and adopt the merger agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer. The parties did not resolve the financing matter before the market opened on November 16, 2015, and accordingly Goldman Sachs did not deliver a written fairness opinion and the parties continued to negotiate the terms of the merger agreement throughout the next day.

On November 16, 2015, the Board met to receive an update on the negotiation of the merger agreement. Wachtell Lipton explained to the Board that based on the day’s discussions, although the transaction with ON Semiconductor would not be conditioned on ON Semiconductor’s receipt of the financing, in the event that a situation arose where a financing source did not provide the necessary financing for the transaction, ON Semiconductor would have the ability to extend the offer solely for the purpose of replacing the financing or obtaining new financing, and that, in the event the merger agreement were to be terminated as a result of a failure by ON Semiconductor to obtain the necessary financing, ON Semiconductor would be required to pay to the Company a termination fee, which would, in certain cases, serve as a limit on the Company’s claims against ON Semiconductor. After discussion and receiving the advice of its advisors, the Board authorized management and representatives of Wachtell Lipton to seek to finalize the merger agreement along the lines described to the Board at the meeting.

On November 17, 2015, the Board met, and Mr. Thompson updated the Board on the status of discussions with ON Semiconductor. Representatives of Wachtell Lipton reviewed with the Board the applicable legal standards in connection with a possible transaction and the terms of the proposed merger agreement. Also at this meeting, representatives of Goldman Sachs reviewed with the Board Goldman Sachs’ financial analyses of the $20.00 per Share merger consideration to be paid by ON Semiconductor in the transaction. In addition, at this meeting, Goldman Sachs rendered to the Board its oral opinion, subsequently confirmed by delivery of its written opinion, dated November 18, 2015, to the Board to the effect that, as of the date of its opinion and based on and subject to the factors and assumptions set forth in the opinion, the $20.00 in cash per Share to be paid to the holders (other than ON Semiconductor and its affiliates) of Shares pursuant to the merger agreement was fair from a financial point of view to such holders. Following these discussions, the Board determined that the proposed transaction with ON Semiconductor was advisable to and in the best interests of the Company and its stockholders, and unanimously voted to approve and adopt the merger agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer.

On November 17, 2015, ON Semiconductor held a board meeting attended by representatives of Deutsche Bank and MoFo where the Board of Directors approved the transaction and the execution of the merger agreement.

After the approval of the transaction by the Board and the board of ON Semiconductor, on the morning of November 18, 2015, the merger agreement was executed by the Company, ON Semiconductor and Acquisition Sub. On the morning of November 18, 2015, the Company and ON Semiconductor issued a joint press release announcing the execution by the parties of the Merger Agreement.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer and the Merger, consulted with the Company’s management and its financial and legal advisors, and took into account numerous factors, including, but not limited to, the factors listed below. The Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, and recommends that the Company’s stockholders tender their Shares in the Offer, for the following reasons.

1.	Attractive Value

The Board considered the current and historical market prices of the Company’s common stock, including the market performance of the Company’s common stock relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of $20.00 per Share in cash represented a significant premium over the market prices at which the Shares previously had traded, including a 12% premium over the November 17, 2015 closing Share price and a 41% premium over the unaffected closing Share price on October 13, 2015, which was the day prior to media reports regarding a potential sale of the business.

2.	Best Alternative for Maximizing Stockholder Value

The Board considered that the Offer Price of $20.00 per Share in cash was more favorable to the Company’s stockholders than the potential value that might result from other alternatives available to the Company, including, but not limited to, a transaction with a different buyer and the continued operation of the Company on a stand-alone basis in light of a number of factors, including the following:

•

the consideration of the potential benefits of exploring business combination transactions with alternative potential acquirors and the likelihood that any such parties would engage in a business combination transaction with the Company on the same or similar time frame as ON Semiconductor and with a value and contractual terms and conditions superior to those contained in the Merger

Agreement, and based on the value, timing, risk allocation and other terms and conditions negotiated with ON Semiconductor, the determination that the Transactions are more favorable to the Company’s stockholders than any other strategic transaction reasonably available to the Company;

•	the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer;

•	the fact that, in the current regulatory environment, certain potential acquirors may not be able to obtain regulatory approval for a strategic transaction with the Company;

•	the conclusion that none of the other alternatives was reasonably likely to present opportunities for creating greater value for the Company’s stockholders than the Offer Price;

•	the low likelihood of an alternative transaction emerging, given the periodic rumors and media reports that the Company was considering a potential sale, and the fact that, in a consolidating industry, institutions with an interest in merging with another institution typically make that interest known;

•	the risks associated with executing on the Company’s stand-alone business plan, including the high level of uncertainty and volatility in certain markets in which the Company operates (discussed in more detail below);

•	the general economic challenges of operating in a consolidating industry, particularly for a company of comparatively smaller scale; and

•	the attractiveness and strategic fit of ON Semiconductor as a potential merger partner.

3.	Likelihood of Completion

The Board noted the likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things:

•	the conditions to the Offer and the Merger, which are limited in number and scope, and which, in the case of the condition related to the accuracy of the Company’s representations and warranties, are generally subject to a “material adverse effect” qualification;

•	the likelihood of obtaining required regulatory approvals;

•	the fact that ON Semiconductor may unilaterally extend the Offer in only limited circumstances after the conditions to the Offer have been satisfied; and

•	the requirement that, in the event that the Offer fails to be consummated under specified circumstances, particularly circumstances relating to the failure to obtain antitrust approvals or the ability of ON Semiconductor to obtain the proceeds of the financing, ON Semiconductor will pay to the Company a termination fee of $180 million (in the case of certain regulatory failures) and $215 million (in the case of, among other things, certain financing failures).

In addition, with respect to the proposal from the Party G Group, there are regulatory, enforceability and other risks and uncertainties associated with the proposal from the Party G Group that the Board believes makes a transaction with Party G less likely to be completed than the Transactions.

4.	Greater Certainty of Value

The Board considered that the proposed Offer Price is all cash, which the Board believes provides stockholders certainty of value and liquidity for their Shares, especially when viewed against the risks and uncertainties inherent in the Company’s stand-alone strategy.

5.	Prospects of the Company; Risks Relating to Remaining a Standalone Company

In determining that the Offer Price is fair to the Company’s stockholders, the Board also took into account the Company’s recent financial performance, future prospects and general business, industry and economic conditions. The Company and the Board considered the possibility and potential benefits to the Company’s stockholders of continuing to pursue its current business plan on a stand-alone basis; the timing and the likelihood of accomplishing the goals of its stand-alone strategy; and the Company’s assessment that the stand-alone strategy was not reasonably likely to present opportunities for creating greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. In particular, the Board considered prospective risks to the Company as a standalone public entity, including the risks and uncertainties with respect to the ability to remain competitive in the consolidating industry and the “risk factors” set forth in the Company’s Annual Report Form 10-K for the fiscal year ended December 28, 2014. The Board determined that the certainty of the Offer Price was in the best interests of the Company’s stockholders, allowing the Company’s stockholders to receive a significant premium to recent trading prices for their Shares, while reducing the market and long-term business risks related to the Company’s future growth prospects.

6.	Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated November 18, 2015, to the Board, that, as of the date of its opinion and based upon and subject to the factors and assumptions set forth in the opinion, the $20.00 in cash per Share to be paid to the holders (other than ON Semiconductor and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below under the caption “Opinion of the Company’s Financial Advisor.”

7.	Ability to Accept Superior Proposal

The Merger Agreement permits the Company, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the acceptance of the Shares by Acquisition Sub, and the Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $72 million to ON Semiconductor. In addition, the Company is not party to any standstill agreements with potentially interested bidders that the bidder cannot ask the Company to waive.

8.	Transaction Structure

The Transactions are structured as a tender offer followed by a merger, and the Merger Agreement requires Acquisition Sub, if it acquires a number of Shares in the Offer that, when added to the number of Shares then owned by ON Semiconductor and Acquisition Sub (which ON Semiconductor and Acquisition Sub have represented is zero in the Merger Agreement) represents at least a majority of the Shares then outstanding, to consummate a second-step merger in which holders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price. The Merger Agreement contains limited rights to terminate the Offer and generally requires Acquisition Sub to extend the Offer beyond the initial expiration date (subject to the outside date for the Offer) if the conditions to Acquisition Sub’s obligations to close the Offer are not satisfied as of such date, except that, in certain circumstances, ON Semiconductor may extend the Offer if it is unable to obtain the proceeds of financing sufficient to consummate the Transaction.

Consequently, the transaction structure potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed promptly by the Merger in which stockholders who do not tender their Shares in the Offer will receive the same Offer Price.

9.	Appraisal Rights

The Board considered the availability of appraisal rights under the DGCL to Company stockholders who do not tender their Shares in the Offer and comply with all of the required procedures for perfecting appraisal rights under the DGCL. See “Item 8. Additional Information—Appraisal Rights” for more information.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following.

1.	No Stockholder Participation in Future Growth or Earnings

The Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

2.	Taxable Consideration

The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares.

3.	Effects of Failure to Complete Transaction

There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with customers, partners and others that do business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

4.	Potential Conflicts of Interest

As a result of the terms of their employment agreements and equity awards, certain of the Company’s executive officers may receive other payments in connection with or following the Transactions. See “Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

5.	Termination Fee and Expense Reimbursement

The Merger Agreement provides for a termination fee of $72 million that would become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

6.	No Solicitation

The Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties.

The Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its recommendation. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Board considered, the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors. In light of the factors described above, the Board unanimously determined that the Offer is advisable, fair to and in the best interest of the Company and its stockholders, and unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Acquisition Sub in the Offer.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with ON Semiconductor, the Company, or their respective affiliates regarding continued service with ON Semiconductor, the Company or their respective affiliates after the Effective Time, it is possible that ON Semiconductor, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor.

Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated November 18, 2015, to the Board, that, as of the date of its opinion and based upon and subject to the factors and assumptions set forth in the opinion, the $20.00 in cash per Share to be paid to the holders (other than ON Semiconductor and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 18, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer, or how any holder of Shares should vote with respect to the Merger (in the event that Section 251(h) of the DGCL is inapplicable to the Transactions), or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 28, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof, and assumed with the consent of the Board that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company, including a transaction proposed by a third party at a higher price per Share in cash than in the Transactions, which proposed transaction, the Board advised Goldman Sachs, the Board determined not to pursue as a result of, among other things, certain issues relating to the certainty of the consummation of such transaction; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, to the holders (other than ON Semiconductor and its affiliates) of Shares, of the $20.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $20.00 in cash per Share to be paid to the holders (other than ON Semiconductor and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion does not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or ON Semiconductor or the ability of the Company or ON Semiconductor to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 16, 2015 and is not necessarily indicative of current market conditions.

Historical Stock Price Analysis

Goldman Sachs reviewed the historical trading prices for the Shares for the ten years ended November 16, 2015. In addition, Goldman Sachs analyzed the consideration to be paid to holders of the Shares pursuant to the Merger Agreement in relation to the closing Share price on November 16, 2015, the highest closing Share price in the 52-week period ended November 16, 2015, the latest undisturbed closing Share price on October 13, 2015 (the day before news outlets reported that the Company had engaged Goldman Sachs and was in discussions with ON Semiconductor and another potential buyer) and the volume weighted average price of the Shares for the 30-day, six-month and one-year periods ended October 13, 2015.

This analysis indicated that the price per Share to be paid to holders of Shares pursuant to the Merger Agreement represented:

•	a premium of 12.6% in relation to the closing Share price on November 16, 2015;

•	a discount of 3.6% in relation to the highest closing Share price in the 52-week period ended November 16, 2015;

•	a premium of 41.4% in relation to the latest undisturbed closing Share price on October 13, 2015;

•	a premium of 45.0% in relation to the volume weighted average price of the Shares for the 30 days ended October 13, 2015;

•	a premium of 20.8% in relation to the volume weighted average price of the Shares for the six months ended October 13, 2015; and

•	a premium of 21.8% in relation to the volume weighted average price of the Shares for the one year ended October 13, 2015.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor industry:

•	Diodes Incorporated

•	Infineon Technologies AG

•	Intersil Corporation

•	IXYS Corporation

•	Maxim Integrated Products, Inc.

•	Microsemi Corporation

•	Monolithic Power Systems, Inc.

•	ON Semiconductor Corporation

•	Power Integrations, Inc.

•	Semtech Corporation

•	STMicroelectronics N.V.

•	Texas Instruments Incorporated

•	Vishay Intertechnology, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios for the Company and the selected companies. The multiples and ratios of the Company were based on the Forecasts, median estimates from Institutional Brokers’ Estimate System (“IBES”) and the Company’s closing Share price on November 16, 2015. The multiples and ratios for each of the selected companies were based on the most recent publicly available information as of November 16, 2015. Earnings before interest, taxes, depreciation and amortization (“EBITDA”), earnings per share (“EPS”) and free cash flow (“FCF”) information used in these calculations included stock-based compensation expense. With respect to the Company and each of the selected companies, Goldman Sachs calculated:

•	Enterprise value, which is the fully diluted market value of common equity plus the book value of debt less cash, cash equivalents and marketable securities, as a multiple of 2015E and 2016E calendarized EBITDA;

•	Price per share of common stock as a multiple of 2015E and 2016E calendarized EPS;

•	Price per share of common stock as a multiple of 2015E and 2016E calendarized FCF per share of common stock; and

•	Five-year compound annual growth rate (“CAGR”) of calendarized EPS.

The results of these analyses are summarized as follows:

	EV / EBITDA		Price / EPS		Price / FCF per share		5-Year EPS CAGR
	2015E	2016E	2015E	2016E	2015E	2016E
Company
Undisturbed(1)
Street	6.9x	6.2x	22.8x	13.5x	27.7x	10.0x	5.0%
Management	8.3x	6.6x	24.6x	12.3x	58.7x	5.9x	32.5%
Current(2)
Street	9.0x	8.8x	31.2x	19.7x	34.8x	12.5x	5.0%
Management	10.4x	8.3x	30.9x	15.5x	73.7x	7.4x	32.5%
Selected Companies
High	47.1x	38.2x	65.0x	50.2x	38.0x	45.7x	30.3%
Mean	13.3x	12.7x	26.5x	20.3x	22.3x	18.5x	11.4%
Median	9.9x	9.5x	22.6x	17.5x	19.7x	15.9x	10.0%
Low	3.4x	3.2x	12.9x	11.0x	11.0x	8.5x	(4.5)%

(1)	Undisturbed calculated using the Company’s closing Share price on October 13, 2015.
(2)	Current calculated using the Company’s closing Share price on November 16, 2015.

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Using illustrative discount rates ranging from 12.0% to 14.0%, which reflected estimates of the Company’s weighted average cost of capital, Goldman Sachs derived an illustrative range of implied enterprise values for the Company by discounting to September 27, 2015 (i) estimates of the unlevered FCF for the Company for the last fiscal quarter of 2015 through the fiscal year 2020, and (ii) illustrative terminal values for the Company in the year 2020 derived by applying illustrative perpetuity growth rates, ranging from 1.5% to 3.5%, to a terminal year estimate of the unlevered FCF to be generated by the Company, as reflected in the

Forecasts, which analysis implied terminal year next twelve months (“NTM”) EBITDA multiples ranging from 5.4x to 7.8x. Goldman Sachs calculated implied equity values per Share of the Company by subtracting the value of the Company’s net debt as provided by Company management, and dividing the result by the number of fully-diluted outstanding Shares as provided by Company management. The number of fully-diluted outstanding Shares included Shares granted for performance units based on estimates by Company management of ultimate attainment levels and excluded the effect of changes in outstanding Shares from the announcement of the Transactions through the anticipated consummation of the Transactions. This analysis resulted in illustrative per Share value indications ranging from $15.00 to $20.53.

Selected Historical Premia Analysis

Goldman Sachs reviewed and analyzed the acquisition premia for all announced and completed all-cash transactions involving United States companies in the technology sector from January 1, 2009 to November 6, 2015, excluding (i) transactions with a premium in excess of 150% or with a discount of more than 50% and (ii) transactions involving share buybacks and acquisitions of partial interest if the percentage of target shares owned by the acquiror after the transaction is below 50%. Announced premia were calculated relative to the target’s closing share price one day prior to announcement of the applicable transaction. The following table summarizes the results of this analysis:

Average Premia for Historical Transactions
2009	39%
2010	41%
2011	35%
2012	35%
2013	34%
2014	36%
2015 (through November 6, 2015)	38%
Median	36%

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following selected transactions valued over $1 billion in the semiconductor industry since January 1, 2011:

Announcement Date	Acquiror	Target
October 30, 2015	Skyworks Solutions, Inc.	PMC-Sierra, Inc.
October 21, 2015	Western Digital Corporation	SanDisk Corporation
October 21, 2015	Lam Research Corporation	KLA-Tencor Corporation
September 20, 2015	Dialog Semiconductor plc	Atmel Corporation
June 1, 2015	Intel Corporation	Altera Corporation
May 27, 2015	Avago Technologies Limited	Broadcom Corporation
March 2, 2015	NXP Semiconductors N.V.	Freescale Semiconductor, Ltd.
October 14, 2014	Qualcomm Incorporated	CSR plc
August 20, 2014	Infineon Technologies AG	International Rectifier Corporation
August 14, 2014	Hua Capital Management Co., Ltd.	OmniVision Technologies, Inc.
June 9, 2014	Analog Devices, Inc.	Hittite Microwave Corporation
December 16, 2013	Avago Technologies Limited	LSI Corporation
September 12, 2011	Broadcom Corporation	NetLogic Microsystems, Inc.
April 4, 2011	Texas Instruments Incorporated	National Semiconductor Corporation
January 5, 2011	Qualcomm Incorporated	Atheros Communications, Inc.

For each of the selected transactions, Goldman Sachs calculated and compared, based on information from SEC filings and Wall Street research and IBES estimates (i) the premium represented by the announced per share transaction consideration over the last undisturbed closing price for the target company’s common stock and (ii) the total equity consideration as a multiple of the target company’s NTM net income, which included stock-based compensation expense. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

	Selected Transactions
	Transaction Premium Over Undisturbed	Total Equity Value as a Multiple of NTM Net Income
High	77.7%	52.7x
Mean	44.3%	29.2x
Median	50.6%	26.5x
Low	4.1%	17.0x

Based on the foregoing, the results of the Selected Historical Premia Analysis described above and other factors that Goldman Sachs considered appropriate, Goldman Sachs selected (i) an illustrative transaction premium range of 30% to 60% based on the transaction premia of the selected transactions and (ii) an illustrative transaction multiple range of 20.0x to 30.0x for price to one-year forward EPS based on the total equity consideration to NTM net income multiples for the selected transactions. Goldman Sachs applied the illustrative transaction premium range to the Company’s last undisturbed closing price of $14.14 as of October 13, 2015 and applied the illustrative transaction multiple range to the Company’s estimated 2016 EPS from IBES to derive the following illustrative per Share value indications:

Illustrative Per Share Value Range
Based on Premium Over Undisturbed	$18.38 to $22.62
Based on NTM Net Income Multiple	$18.00 to $27.00

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed illustrative analyses of the implied present value of the future price per Share, which were designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of (i) such company’s estimated future earnings and its assumed price to future EPS multiple and (ii) such company’s estimated future FCF and its assumed price to future FCF per share multiple. For these analyses, Goldman Sachs used the Forecasts for each of the fiscal years 2017 to 2020. Goldman Sachs first calculated the implied values per Share at year-end for each of the fiscal years 2016 to 2019 based on EPS and FCF per Share information for each of the fiscal years 2017 to 2020 by applying one-year forward price to EPS multiples of 13.5x to 16.5x and one-year forward price to FCF per Share multiples of 10.0x to 12.0x, respectively, and then discounted the implied year-end 2016 to 2019 values back 1.26, 2.26, 3.26 and 4.26 years, respectively, to September 27, 2015, using an illustrative discount rate of 12.5%, reflecting an estimate of the Company’s cost of equity. This analysis indicated the following illustrative ranges of implied per Share present values:

Illustrative Range of Per Share Present Values
Based on 1-Year Forward Price to EPS Multiple	$17.91 - $24.05
Based on 1-Year Forward Price to FCF Per Share Multiple	$16.65 - $21.97

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view, as of the date of the opinion, to the holders (other than ON Semiconductor and its affiliates) of Shares, of the $20.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid to the holders of Shares in the Transactions was determined through arm’s-length negotiations between the Company and ON Semiconductor and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration for the Transactions to the Company or the Board or that any specific amount of consideration for the Transactions constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, ON Semiconductor, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. Goldman Sachs has also provided certain financial advisory and/or underwriting services to ON Semiconductor and/or its affiliates from time to time. During the two-year period ended November 18, 2015, the Investment Banking Division of Goldman Sachs has not performed any financial advisory and/or underwriting services for ON Semiconductor or its affiliates for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, ON Semiconductor and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated October 1, 2015, the Company engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $25 million, approximately $6 million of which became payable upon the execution of the Merger Agreement, and the remainder of which is payable upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Fairchild Forecasts.

Important Information Concerning the Fairchild Management Forecasts

Other than quarterly financial guidance provided to investors, which the Company may update from time to time, the Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

The management of the Company prepared, among other information, certain unaudited, non-public financial projections for the fiscal years 2015 through 2018 as set forth below. The unaudited projections reflected two alternative long-term plans: a “best case” basis, assuming favorable economic and market conditions, including the highest realistic GDP and uptake of new technology (the “Scenario A Forecasts”), and a more conservative, “base-case” basis, assuming a lower GDP and uptake of new technology (the “Scenario B Forecasts,” and together with the Scenario A Forecasts, the “Scenarios A and B Forecasts”), each of which management estimated to be equally likely. The Scenarios A and B Forecasts were provided to the Board in connection with its consideration of the Offer and the Merger, to potential bidders, including ON Semiconductor, as well as to Goldman Sachs. The Company also made available to Party D and the Party G Group nearly identical versions of the Scenarios A and B Forecasts, which contained only immaterial differences.

The following is a summary of the Scenario A Forecasts:

($ in millions, except per share data)	2015E	2016E	2017E	2018E
Revenue	$1,386	1,444	1,579	1,700
Non-GAAP Gross Profit	$460	519	598	670
EBIT	$86	159	219	279
Non-GAAP Net Income (Loss)	$69	133	184	234
EBITDA	$198	255	312	370
Non-GAAP EPS	$0.59	1.19	1.69	2.20
Free Cash Flow	$28	273	234	284

The following is a summary of the Scenario B Forecasts:

($ in millions)	2015E	2016E	2017E	2018E
Revenue	$1,386	1,422	1,507	1,596
Non-GAAP Gross Profit	$460	505	561	606
EBIT	$86	145	184	207
Non-GAAP Net Income (Loss)	$69	120	153	173
EBITDA	$198	241	277	298
Non-GAAP EPS	$0.59	1.08	1.41	1.64
Free Cash Flow	$28	263	209	226

The Company’s management updated the Scenarios A and B Forecasts on November 10, 2015 to reflect its view that the projections for the years 2015 through 2018 in Scenarios A and B were equally likely to occur and its view that over the long term, there was expected to be normalized growth, and that the growth rate used in Scenario B was appropriate to extend the Scenarios A and B Forecasts through 2020. These updates were reflected by Company management in the Forecasts referred to under the heading “Opinion of the Company’s Financial Advisor” for the years 2015 through 2020 as summarized below. On the recommendation of management and the Transaction Committee, the Board approved the Forecasts and advised Goldman Sachs to rely on the Forecasts for purposes of its financial analyses and opinion. Goldman Sachs’ financial analyses and opinion are described above under the heading “Opinion of the Company’s Financial Advisor.”

The following is a summary of the Forecasts:

($ in millions, except per share data)	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$1,383	1,433	1,543	1,648	1,748	1,850
Non-GAAP Gross Profit	$457	512	579	638	684	731
Non-GAAP Operating Income	$85	154	201	242	264	286
Non-GAAP Net Income (Loss)	$67	128	168	202	220	238
EBITDA	$199	250	294	333	350	372
Non-GAAP EPS	$0.58	1.15	1.54	1.90	2.12	2.35
Free Cash Flow	$28	267	221	254	265	278

Information about the Company’s Non-GAAP Financial Measures

The Company’s management included non-GAAP measures in the Scenarios A and B Forecasts and the Forecasts because management uses such measures in managing the Company’s businesses, and believes such measures reflect an additional way of viewing aspects of the Company’s operations that provide a more complete understanding of factors and trends affecting the Company’s businesses. The Company believes that all of the non-GAAP measures provide a meaningful perspective of the underlying operating performance of the Company’s business. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-

GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies. The Company strongly encourages you to review all of its financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

Non-GAAP Gross Profit. Non-GAAP gross profit, which the Company reconciles to gross profit, excludes accelerated depreciation, inventory write-offs (releases) and other costs associated with factory closures as well as purchase accounting charges.

Non-GAAP Operating Income. Non-GAAP operating income (loss), which the Company reconciles to operating income (loss), excludes the following items: restructuring and impairments and other costs; write down of assets held for sale; goodwill impairment loss; change in retirement plans; VAT expense on internal intellectual property sales; charge for (release of) litigation; and accelerated depreciation and inventory write-offs (releases) and other costs associated with factory closures and purchase accounting charges.

EBITDA. EBITDA, which the Company reconciles to net income (loss), excludes the following items: restructuring and impairments and other costs; write down of assets held for sale; goodwill impairment loss; change in retirement plans; charge for (release of) litigation; and accelerated depreciation and inventory write-offs (releases) associated with factory closures.

Non-GAAP Net Income (Loss). Non-GAAP net income (loss), which the Company reconciles to net income (loss), excludes the following items: restructuring and impairments and other costs; costs associated with redemption of convertible debt; amortization of acquisition-related intangibles; gain on sale of equity investment; write down of assets held for sale; impairment/write-off of equity investment; gain associated with debt buyback; goodwill impairment loss; change in retirement plans; impairment of investments; loss on sale of securities; VAT expense on internal intellectual property sales; charge for (release of) litigation; write-off of deferred financing fees; accelerated depreciation and inventory write-offs (releases) associated with factory closures and purchase accounting charges; changes in deferred tax asset values; the tax effects associated with the above and other acquisition-related intangibles; and tax effects from finalized tax filings and positions. In addition, the Company uses non-GAAP net income (loss) and non-GAAP gross profit to manage and evaluate its business operations and overall financial performance because they exclude some cash and non-cash items that are either beyond the Company’s immediate control or are not characteristic of its underlying business operations for the periods in which they are recorded, or both.

The Company derives non-GAAP EPS from non-GAAP net income (loss) using the same measures of outstanding shares as are used to calculate net income (loss) per share in accordance with GAAP.

Free Cash Flow. Free cash flow, which the Company reconciles to cash provided by operating activities, excludes capital expenditures because the Company believes such charges do not reflect results of its ongoing operations.

Additional Information Concerning the Forecasts

The summary of the Scenarios A and B Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial forecasts that were made available to ON Semiconductor and its representatives, the Board and Goldman Sachs and the summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain additional financial forecasts that were made available to the Board and Goldman Sachs. These summaries of the Scenarios A and B Forecasts and the Forecasts are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Scenarios A and B Forecasts and the Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-

looking statements or GAAP. The Scenarios A and B Forecasts and the Forecasts are forward-looking statements. All of the Scenarios A and B Forecasts and the Forecasts summarized in this section were prepared by the Company’s management.

No independent registered public accounting firm provided any assistance in preparing the Scenarios A and B Forecasts or the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Scenarios A and B Forecasts or the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the information contained in the Scenarios A and B Forecasts or the Forecasts. The KPMG LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Scenarios A and B Forecasts or the Forecasts and should not be read to do so.

By including the Scenarios A and B Forecasts and the Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Scenarios A and B Forecasts or the Forecasts or the ultimate performance of the Company, ON Semiconductor, the Surviving Corporation or any of their affiliates compared to the information contained in the Scenarios A and B Forecasts or the Forecasts. The Company has made no representation to ON Semiconductor or Acquisition Sub, in the Merger Agreement or otherwise, concerning the Scenarios A and B Forecasts or the Forecasts.

The assumptions and estimates underlying the Scenarios A and B Forecasts and the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Scenarios A and B Forecasts and the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Scenarios A and B Forecasts and the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Since the Scenarios A and B Forecasts and the Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and cause results in the Scenarios A and B Forecasts and the Forecasts to not be achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014 and its Quarterly Report on Form 10-Q for the quarter ended September 27, 2015, and described under the section below entitled “Forward-Looking Statements.” The Scenarios A and B Forecasts and the Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Scenarios A and B Forecasts and the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Scenarios A and B Forecasts and the Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Scenarios A and B Forecasts and the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Scenarios A and B Forecasts and the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Scenarios A and B Forecasts and the Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Scenarios A and B Forecasts or the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Scenarios A and B Forecasts and the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Scenarios A and B Forecasts or the Forecasts.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company retained Goldman Sachs to serve as its financial advisor in connection with the Transactions and, in connection with such engagement, Goldman Sachs provided to the Board Goldman Sachs’ opinion described in “Item 4—The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto. The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Goldman Sachs’ services as the Company’s financial advisor, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $25 million, approximately $6 million of which became payable upon the execution of the Merger Agreement, and the remainder of which is payable upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. Additional information pertaining to the retention of Goldman Sachs by the Company appears in “Item 4—The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” and is hereby incorporated by reference into this Item 5.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Chris Allexandre	October 15, 2015	10,923	NA	Vesting of 25% restricted stock units granted on October 15, 2013, less net withholding

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

The information set forth under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors, and Affiliates” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which shall be January 6, 2016 unless Acquisition Sub extends the Offer pursuant to the terms of the Merger Agreement), and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was December 4, 2015), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Fairchild Semiconductor International, Inc.

3030 Orchard Parkway

San Jose, CA 95134

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither ON Semiconductor nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and ON Semiconductor and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company would be subject to Section 203 of the DGCL, but the Company’s Third Restated Certificate of Incorporation provides that the Company shall not be governed by Section 203 of the DGCL.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between ON Semiconductor or any of its affiliates and the Company, each of ON Semiconductor and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, ON Semiconductor might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and ON Semiconductor might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, ON Semiconductor may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by ON Semiconductor of its Premerger Notification and Report Form with respect to the Offer, unless ON Semiconductor receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by ON Semiconductor. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after ON Semiconductor’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of ON Semiconductor or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, each of ON Semiconductor and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings will be made following the date hereof.

Chinese Antitrust Laws

ON Semiconductor will provide notice to the Ministry of Commerce (“MOFCOM”). Under Chinese law, once MOFCOM accepts the notification as complete and starts the formal review period, it has 30 calendar days to review the application from the date of a complete notification. MOFCOM may then take an additional 90 calendar days to further investigate the merits of the acquisition, and may extend this review period by 60 additional calendar days. The parties are prohibited from giving effect to the transaction in China absent clearance from MOFCOM.

German Antitrust Laws

Under the German Act Against Restraints of Competition, unless early clearance of the transaction is granted, the purchase of Shares in the Offer may not be completed until a one month waiting period following the Federal Cartel Office’s (“FCO’s”) receipt of a complete filing by ON Semiconductor (or, in case of a joint filing, by ON Semiconductor and the Company) expires without the FCO deciding to commence an in-depth investigation (Hauptprüfverfahren). In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may be consummated if the FCO approves the transaction or a waiting period of four months from submission of a complete notification to the FCO has expired without an extension of the four-month period or the FCO informing the notifying party or parties that the transaction is prohibited.

ON Semiconductor will file a pre-merger notification with the FCO following the date hereof.

South Korean Antitrust Laws

Under the Monopoly Regulation and Fair Trade Act, as amended, and related rules and regulations (“MRFTA”) that have been issued by the Korea Fair Trade Commission (the “KFTC”), certain transactions,

including the consummation of the Offer, constitute a notifiable transaction requiring filing of a notification under the MRFTA. Under the provisions of the MRFTA, the initial review period is 30 days, which may be extended by up to an additional 120 days if the KFTC deems it necessary.

Japanese Antitrust Laws

The acquisition of Shares pursuant to the Offer may only be completed under Japanese law if the waiting period under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) with respect to the proposed acquisition has expired and notification has been received by ON Semiconductor from the Japan Fair Trade Commission (the “JFTC”) of its decision not to issue a cease and desist order pursuant to Article 9 of JFTC Regulation No. 1 of 1953 with respect to the proposed acquisition.

Dutch Antitrust Laws

The acquisition of Shares pursuant to the Offer is also subject to review by the Netherlands Competition Authority (“NMa”). The transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the NMa, and a waiting period of four (4) weeks has expired, the NMa grants clearance of the transactions contemplated by the Merger Agreement, or the NMa commences a second phase investigation, thereby extending the waiting period an additional 13 weeks. ON Semiconductor plans to file the notification with the NMa after the date hereof.

Stockholder Approval of the Merger Not Required.

The Company’s Third Restated Certificate of Incorporation provides that Section 203 of the DGCL shall not apply to the Company, so no stockholder vote would be applicable under that section. If Section 203 were to apply, neither ON Semiconductor nor Acquisition Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Because the Merger Agreement contemplates that the Transactions will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 28, 2014 and Quarterly Report on Form 10-Q for the three months ended September 27, 2015.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated December 4, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by ON Semiconductor and Acquisition Sub on December 4, 2015 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release dated November 18, 2015 issued by ON Semiconductor Corporation and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 99.1 to Fairchild Semiconductor International, Inc.’s Current Report on Form 8-K, filed November 18, 2015).

(a)(1)(G)	Summary Advertisement as published in The New York Times on December 4, 2015 (incorporated by reference to Exhibit (a)(1)(K) of the Schedule TO).

(a)(5)(A)	Opinion of Goldman, Sachs & Co. dated November 18, 2015 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among ON Semiconductor, Acquisition Sub and the Company (incorporated by reference to Exhibit 2.1 to Fairchild Semiconductor International, Inc.’s Current Report on Form 8-K, filed November 18, 2015).

(e)(2)	Confidentiality Agreement, dated as of September 14, 2015, by and between the Company and ON Semiconductor (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Clean Team Confidentiality Agreement, dated as of October 26, 2015, by and between the Company and ON Semiconductor (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Executive Severance Policy (incorporated by reference to Exhibit 10.2 Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on November 9, 2012).

(e)(5)	Form of Executive Severance Policy Designation and Agreement (Non-California Employees) (incorporated by reference to Exhibit 10.03 to Fairchild Semiconductor International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007, filed February 28, 2008).

(e)(6)	Form of Executive Severance Policy Designation and Agreement (California Employees) (incorporated by reference to Exhibit 10.04 to Fairchild Semiconductor International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007, filed February 28, 2008).

(e)(7)	Fairchild Benefit Restoration Plan (incorporated by reference to Exhibit 10.23 to Fairchild Semiconductor Corporation’s Registration Statement on Form S-4, filed May 12, 1997 (File No. 333-26897).

(e)(8)	Fairchild Incentive Plan (incorporated by reference to Exhibit 10.03 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2009, filed on August 7, 2009).

(e)(9)	Fairchild Semiconductor International, Inc. 2000 Executive Stock Option Plan (incorporated by reference to Exhibit 10.04 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2000, filed August 16, 2000).

(e)(10)	Fairchild Enhanced Incentive Plan (incorporated by reference to Exhibit 10.5 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2009, filed on August 7, 2009).

(e)(11)	Fairchild Semiconductor International, Inc. Employees Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Fairchild Semiconductor International, Inc.’s Current Report on Form 8-K, filed May 7, 2009).

(e)(12)	Non-Qualified Stock Option Agreement, dated December 1, 2004, between Fairchild Semiconductor International, Inc. and Mark S. Thompson (incorporated by reference to Exhibit 10.2 to Fairchild Semiconductor International, Inc.’s Current Report on Form 8-K, filed December 3, 2004).

(e)(13)	Non-Qualified Stock Option Agreement under the Fairchild Semiconductor Stock Plan dated July 15, 2005, between Fairchild Semiconductor International, Inc. and Mark S. Thompson (incorporated by reference to Exhibit 10.2 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 25, 2005, filed November 4, 2005).

(e)(14)	Fairchild Semiconductor Stock Plan (incorporated by reference to Exhibit 10.01 to Fairchild Semiconductor International, Inc.’s Current Report on Form 8-K, filed May 5, 2006).

(e)(15)	Form of Non-Qualified Stock Option Agreement under the Fairchild Semiconductor Stock Plan (incorporated by reference to Exhibit 10.2 to Fairchild Semiconductor International Inc.’s Registration Statement on Form S-8, filed October 7, 2004 (File No. 333-119595)).

(e)(16)	Form of Deferred Stock Unit Agreement under the Fairchild Semiconductor Stock Plan (incorporated by reference to Exhibit 10.3 to Fairchild Semiconductor International Inc.’s Registration Statement on Form S-8, filed October 7, 2004 (File No. 333-119595)).

(e)(17)	Form of Deferred Stock Unit Agreement for non-employee directors under the Fairchild Semiconductor Stock Plan (incorporated by reference to Exhibit 10.18 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2010 filed August 4, 2010).

(e)(18)	Form of Performance Unit Award Agreement under the Fairchild Semiconductor Stock Plan (incorporated by reference to Exhibit 10.1 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 25, 2005, filed November 4, 2005).

(e)(19)	Form of Restricted Stock Unit Award Agreement under the Fairchild Semiconductor Stock Plan (incorporated by reference to Exhibit 10.04 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2006, filed May 12, 2006).

(e)(20)	Restricted Stock Unit Award Agreement under the Fairchild Semiconductor Stock Plan dated February 10, 2006, between Fairchild Semiconductor International, Inc. and Mark S. Thompson (incorporated by reference to Exhibit 10.03 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2006, filed May 12, 2006).

(e)(21)	Restricted Stock Unit Award Agreement under the Fairchild Semiconductor Stock Plan dated February 27, 2006, between Fairchild Semiconductor International, Inc. and Mark S. Frey

(incorporated by reference to Exhibit 10.02 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2006, filed May 12, 2006).

(e)(22)	Employment Agreement, dated as of December 9, 2009 between Mark S. Thompson, Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation (incorporated by reference to Exhibit 10.22 to Fairchild Semiconductor International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 27, 2009, filed February 25, 2010).

(e)(23)	Fairchild Semiconductor 2007 Stock Plan (incorporated by reference to Exhibit 10.27 to Fairchild Semiconductor International Inc.’s Current Report on Form 8-K, filed May 8, 2013).

(e)(24)	Fairchild Semiconductor Corporation Restated Severance Benefit Plan (incorporated by reference to Exhibit 10.04 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2009, filed on August 7, 2009).

(e)(25)	Form of Restricted Stock Unit Award Agreement under the Fairchild Semiconductor 2007 Stock Plan (incorporated by reference to Exhibit 10.29 to Fairchild Semiconductor International Inc.’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012, filed February 28, 2013).

(e)(26)	Form of Performance Unit Award Agreement under the Fairchild Semiconductor 2007 Stock Plan (incorporated by reference to Exhibit 10.30 to Fairchild Semiconductor International Inc.’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012, filed February 28, 2013).

(e)(27)	Form of Non-Qualified Stock Option Agreement under the Fairchild Semiconductor 2007 Stock Plan (incorporated by reference to Exhibit 10.04 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007, filed August 9, 2007).

(e)(28)	Form of Deferred Stock Unit Agreement for non-employee directors under the Fairchild Semiconductor 2007 Stock Plan (incorporated by reference to Exhibit 10.5 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007, filed August 9, 2007).

(e)(29)	Long-Term Incentive Compensation Award Agreement dated December 22, 2010 between Mark S. Thompson and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 10.34 to Fairchild Semiconductor International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 26, 2010, filed on February 24, 2011).

(e)(30)	Employment Agreement, dated as of August 31, 2012 between Vijay Ullal and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 10.1 Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on November 9, 2012).

(e)(31)	Form of Performance Unit Award Agreement under the Fairchild Semiconductor 2007 Stock Plan (incorporated by reference to Exhibit 10.30 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2015, filed on May 7, 2015).

(e)(32)	Form of Restricted Stock Unit Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.32 to Fairchild Semiconductor International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2015, filed on August 6, 2015).

(e)(33)	Fairchild Semiconductor International, Inc. Change in Control Severance Plan.

(e)(34)	First Amendment, dated as of November 15, 2015, to Employment Agreement, dated as of December 9, 2009, by and among Mark S. Thompson, Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation (incorporated by reference to Exhibit 10.2 to Fairchild Semiconductor International Inc.’s Current Report on Form 8-K, filed on November 18, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 4, 2015

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name:	Paul D. Delva
Title:	Senior Vice President, General Counsel and Secretary

ANNEX A

OPINION OF GOLDMAN, SACHS & CO.

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

November 18, 2015

Board of Directors

Fairchild Semiconductor International, Inc.

3030 Orchard Parkway

San Jose, CA 95134

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than ON Semiconductor Corporation (“ON”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc. (the “Company”) of the $20.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015 (the “Agreement”), by and among ON, Falcon Operations Sub, Inc., a wholly owned subsidiary of ON (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $20.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by ON, Acquisition Sub, any other wholly owned subsidiary of ON, or the Company or any wholly-owned subsidiary of the Company, or any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $20.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, ON, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We have also provided certain financial advisory and/or underwriting services to ON and/or its affiliates from time to time. We may also in the future provide financial advisory and/or underwriting services to the Company, ON and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 28, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations,

Board of Directors

Fairchild Semiconductor International, Inc.

November 18, 2015

financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, including a transaction proposed by a third party at a higher price per Share in cash than in the Transaction, which proposed transaction, you have advised us, you have determined not to pursue as a result of, among other things, certain issues relating to the certainty of the consummation of such transaction; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than ON and its affiliates) of Shares, as of the date hereof, of the $20.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $20.00 in cash per Share to be paid to the holders (other than ON and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or ON or the ability of the Company or ON to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors

Fairchild Semiconductor International, Inc.

November 18, 2015

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $20.00 in cash per Share to be paid to the holders (other than ON and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22 and 79 Del. Laws, c. 122, § 12]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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